Exhibit 99.1
Wix Reports Fourth Quarter and Full Year 2025 Results
With Harmony, Base44 and an ambitious roadmap ahead, Wix is reshaping how people create in the AI era and expanding the world of what’s possible online.
•Finished 2025 with Q4 bookings of $535 million, up 15% y/y, and Q4 revenue of $524 million, up 14% y/y, driven by new cohort momentum and Base44 outperformance
•Base44 recently reached $100 million of ARR, powered by a fast-growing community of users building everything from simple apps to fully customized business software
•Healthy mid-teens top-line growth anticipated for 2026 as we drive forward ambitious product roadmaps, including Base44 and Wix Harmony
◦Harmony demonstrating strong early conversion and monetization, driving new core Wix cohort bookings growth acceleration in early 2026
◦Expect FCF1 margin in the low- to mid-20% range in 2026, reflecting the necessary investments to build category-defining products and fully unlock market opportunity
•Plan to complete majority of $2 billion share repurchase program in 2026

•$250 million equity investment led by Durable Capital Partners, underscoring shared conviction in Wix’s long-term strategy and vision

NEW YORK – March 4, 2026 -- Wix.com Ltd. (Nasdaq: WIX) (the “Company”), today reported financial results for the fourth quarter and full year 2025. In addition, the Company provided its initial outlook for the first quarter and full year 2026. Please visit the Wix Investor Relations website at https://investors.wix.com to view the Q4'25 Shareholder Update and other materials.
“2026 marks a defining new chapter for Wix as we enter an era of the internet that is evolving exponentially faster through AI advancements, with Wix Harmony and Base44 leading our roadmap,” said Avishai Abrahami, Co-founder and CEO of Wix. “Early Wix Harmony performance is better-than-expected, with improved conversion and monetization. In tandem, Base44 recently reached $100 million in ARR, just one year after its founding and 9 months after our acquisition. Together, Wix Harmony and Base44 open up the world of what’s possible on Wix, with Base44 significantly expanding our TAM to include software applications. Importantly, these new flagship products align with our long‑standing vision of making complex technology accessible to everyone.”
Nir Zohar, President and Co-founder at Wix, continued, “We believe deeply that Harmony and Base44 are gamechangers, the first major steps in our mission to reshape how people create in an AI world and the foundational pillars of Wix’s growth ahead. We’re not the only ones with this confidence – Durable Capital Partners has led a $250 million equity investment in Wix with an extended lockup, reinforcing our shared conviction in our long‑term strategy, our ability to execute, and the value we are driving for shareholders. We are backing our conviction with decisive action and intend to execute on our $2 billion share repurchase program aggressively and quickly. We plan to complete the majority of the program before the end of 2026.”
Lior Shemesh, CFO at Wix, added, “We exited 2025 with healthy momentum, setting us up for continued growth in 2026. Our cohort-based business model is stronger than ever and the value of the Wix platform is accelerating. We expect 2026 to be a pivotal year as we make category-defining innovations and expand our leadership across the broader online ecosystem as AI tech increasingly makes the impossible now possible, setting the foundation for long-term growth acceleration. This ambitious strategy demands high-impact investments to fully unlock the market opportunity ahead as top-of-funnel demand continues to strengthen. We are playing to win and we believe our strategic execution in 2026 will position us for sustained profitable growth in the long-term.”

1 Projected free cash flow excludes acquisition-related costs and the impact of our $2 billion repurchase program

Wix Receives a $250 million private placement led by Durable Capital Partners
The Company announced today that it has entered into a definitive agreement to sell securities in a private placement to institutional investors led by Durable Capital Partners. The transaction is expected to result in gross proceeds of up to $250 million, before deducting placement agent fees and offering expenses, including up to $162.5 million of gross proceeds from Durable Capital Partners.
Pursuant to the terms of the securities purchase agreement, the Company will issue $250 million in aggregate purchase price of units to the investors at a purchase price per unit equal to a 5% discount to today’s closing price of the Company’s ordinary shares on the Nasdaq Global Select Market; provided that in no event will the number of units sold by the Company to the investors exceed 6,150,633 unless the Company, in its sole discretion, elects to waive this limitation. Each unit consists of one ordinary share and one warrant to purchase 0.25 of one ordinary share at a 25% premium to the above-mentioned closing price. The warrants will expire on the third anniversary of the closing date. The Company plans to use the net proceeds from the financing for general corporate purposes. The closing of the transaction is subject to certain customary conditions and is expected to occur on March 5, 2026.
The offer and sale of the securities described above are being made in a transaction not involving a public offering and the securities have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or applicable state securities laws. The securities being issued in the private placement and upon exercise of the warrants may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws.
This press release shall not constitute an offer to sell or a solicitation of an offer to buy the foregoing securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.
J.P. Morgan Securities LLC acted as exclusive placement agent to the Company in connection with the private placement.

Q4 2025 Financial Results
•Total revenue in the fourth quarter of 2025 was $524.3 million, up 14% y/y
◦Total ARR was $1.836 billion at the end of the fourth quarter of 2025, up 14% y/y
•Creative Subscriptions revenue in the fourth quarter of 2025 was $370.4 million, up 12% y/y
•Business Solutions revenue in the fourth quarter of 2025 was $153.8 million, up 18% y/y
◦Transaction revenue2 in the fourth quarter of 2025 was $67.3 million, up 18% y/y
•Partners revenue3 in the fourth quarter of 2025 was $203.2 million, up 21% y/y
•Total bookings in the fourth quarter of 2025 were $534.5 million, up 15% y/y
◦Creative Subscriptions bookings in the fourth quarter of 2025 were $375.8 million, up 16% y/y
◦Business Solutions bookings in the fourth quarter of 2025 were $158.7 million, up 14% y/y
•Total gross margin on a GAAP basis in the fourth quarter of 2025 was 67%
◦Creative Subscriptions gross margin on a GAAP basis was 82%
◦Business Solutions gross margin on a GAAP basis was 33%
•Total non-GAAP gross margin in the fourth quarter of 2025 was 68%
◦Creative Subscriptions gross margin on a non-GAAP basis was 83%
◦Business Solutions gross margin on a non-GAAP basis was 34%
•GAAP net loss in the fourth quarter of 2025 was $40.2 million, or $0.73 per basic and diluted share
•Non-GAAP net income in the fourth quarter of 2025 was $111.3 million, or $2.03 per basic share and $1.81 per diluted share
•Net cash provided by operating activities for the fourth quarter of 2025 was $158.3 million, while capital expenditures totaled $2.8 million, leading to free cash flow of $155.6 million
•In Q4’25, we executed $100 million of share repurchases, repurchasing approximately 750K Wix ordinary shares in total at an approximate volume-weighted average price per share of $133.56
•Total employee count at the end of Q4’25 was 5,340

2 Transaction revenue is a portion of Business Solutions revenue, and we define transaction revenue as all revenue generated through transaction facilitation, primarily from Wix Payments, as well as Wix POS, shipping solutions and multi-channel commerce and gift card solutions.
3 Partners revenue is defined as revenue generated through agencies and freelancers that build sites or applications for other users (“Agencies”) as well as revenue generated through B2B partnerships, such as LegalZoom or Vistaprint (“Resellers”). We identify Agencies using multiple criteria, including but not limited to, the number of sites built, participation in the Wix Partner Program and/or the Wix Marketplace or Wix products used (incl. Wix Studio). Partners revenue includes revenue from both the Creative Subscriptions (including Base44) and Business Solutions businesses.

Full Year 2025 Financial Results
•Total revenue for the full year 2025 was $1.99 billion, up 13% y/y
◦Creative Subscriptions revenue for the full year 2025 was $1.41 billion, up 11% y/y
◦Business Solutions revenue for the full year 2025 was $583.3 million, up 18% y/y
•Transaction revenue for the full year 2025 was $255.0 million, up 19% y/y
•Partners revenue for the full year 2025 was $750.3 million, up 23% y/y
•Total bookings for the full year 2025 were $2.07 billion, up 13% y/y
◦Creative Subscriptions bookings for the full year 2025 were $1.48 billion, up 12% y/y
◦Business Solutions bookings for the full year 2025 were $593.4 million, up 15% y/y
•Total gross margin on a GAAP basis for the full year 2025 was 68%
◦Creative Subscriptions gross margin on a GAAP basis was 83%
◦Business Solutions gross margin on a GAAP basis was 32%
•Total non-GAAP gross margin for the full year 2025 was 69%
◦Creative Subscriptions gross margin on a non-GAAP basis was 84%
◦Business Solutions gross margin on a non-GAAP basis was 33%
•GAAP net income for the full year 2025 was $50.6 million, or $0.91 per basic and $0.88 per diluted share
•Non-GAAP net income for the full year 2025 was $441.6 million, or $7.95 per basic share and $7.32 per diluted share
•Net cash provided by operating activities for the full year 2025 was $582.9 million, while capital expenditures totaled $9.9 million, leading to free cash flow of $573.0 million
•Excluding acquisition-related costs, free cash flow for the full year 2025 would have been $605.1 million, or 30% of revenue
•Completed $575.0 million in repurchases of ordinary shares in 2025, underscoring our commitment to share count management and returning value to shareholders
•Finished full year 2025 with 6.11 million total premium subscriptions as of December 31, 2025, inclusive of Base44
•Registered users as of December 31, 2025 were over 304 million

Financial Outlook
2026 is gearing up to be a foundational year as we drive forward multiple ambitious product roadmaps, including Wix Harmony and Base44. We believe these initiatives will cement Wix’s leadership for the next decade and meaningfully expand our role across the broader online ecosystem as the world increasingly shifts towards AI, with several key launches already demonstrating encouraging results.
Category-defining innovations demand high-impact, though disciplined, investments to fully unlock the market opportunity ahead for both Wix and Base44, especially as top-funnel demand continues to strengthen.
As our business meaningfully evolves, we are updating our guidance philosophy to reflect the wider range of outcomes that accompany significant innovation and allow for flexibility to execute while maintaining transparency with shareholders.
For the full year 2026, we expect both bookings and revenue for the consolidated business to grow at mid-teens percentage on a year-over-year basis.
For the first quarter of 2026, we expect revenue for the consolidated business to grow at a mid-teens percentage on a year-over-year basis.
For the full year 2026, we expect FCF margin assuming current capital structure and excluding acquisition costs to be in the low- to mid-20% range.This wider-than-usual range reflects the dynamic, hyper-growth trajectory of Base44 and the inherent variability that accompanies rapid expansion. In a newly-created space where we are playing to win, we are focused on making the necessary investments to position Base44 as the leader. So the more Base44 top-line growth outperforms, the more pressure on near-term FCF margin.
Our core Wix business remains healthy and profitable. In 2026, we expect solid bookings and revenue performance, with flat to expanding FCF margin in our core business.

Conference Call and Webcast Information
Wix will host a conference call to discuss the results at 8:30 a.m. ET on Wednesday, March 4, 2026. A live and archived webcast of the conference call will be accessible from the "Investor Relations" section of the Company’s website at https://investors.wix.com.
About Wix.com Ltd.
Wix’s vision is to simplify complex technologies and deliver the best tools for every type of user and business to create online. Powered by advanced AI and enterprise-grade infrastructure, Wix is trusted by hundreds of millions of users worldwide. Founded in 2006 and strengthened by the 2025 acquisition of Base44, the no-code application platform, Wix is continuing to build for the future of the internet.
For more about Wix, please visit our Press Room
Media Relations Contact: PR@wix.com

Non-GAAP Financial Measures and Key Operating Metrics
To supplement its consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, Wix uses the following non-GAAP financial measures: bookings, cumulative cohort bookings, bookings on a constant currency basis, revenue on a constant currency basis, non-GAAP gross margin, non-GAAP operating income (loss), non-GAAP operating margin, non-GAAP net income (loss), non-GAAP net income (loss) per share, free cash flow, free cash flow on a constant currency basis, free cash flow, as adjusted, free cash flow margins, non-GAAP R&D expenses, non-GAAP S&M expenses, non-GAAP G&A expenses, non-GAAP operating expenses, non-GAAP cost of revenue expense, non-GAAP financial expense, non-GAAP tax expense (collectively the "Non-GAAP financial measures"). Measures presented on a constant currency or foreign exchange neutral basis have been adjusted to exclude the effect of y/y changes in foreign currency exchange rate fluctuations. Bookings is a non-GAAP financial measure calculated by adding the change in deferred revenues and the change in unbilled contractual obligations for a particular period to revenues for the same period. Bookings include cash receipts for premium subscriptions purchased by users as well as cash we collect from business solutions, as well as payments due to us under the terms of contractual agreements for which we may have not yet received payment. Cash receipts for premium subscriptions are deferred and recognized as revenues over the terms of the subscriptions. Cash receipts for payments and the majority of the additional products and services (other than Google Workspace) are recognized as revenues upon receipt. Committed payments are recognized as revenue as we fulfill our obligation under the terms of the contractual agreement. Non-GAAP gross margin represents gross profit calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization, divided by revenue. Non-GAAP operating income (loss) represents operating income (loss) calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, amortization, acquisition-related expenses and sales tax expense accrual and other G&A expenses (income). Non-GAAP net income (loss) represents net loss calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, amortization, sales tax expense accrual and other G&A expenses (income), amortization of debt discount and debt issuance costs and acquisition-related expenses and non-operating foreign exchange expenses (income). Non-GAAP net income (loss) per share represents non-GAAP net income (loss) divided by the weighted average number of shares used in computing GAAP loss per share. Free cash flow represents net cash provided by (used in) operating activities less capital expenditures. Free cash flow, as adjusted, represents free cash flow further adjusted to exclude the capital expenditures and other expenses associated with the buildout of our new corporate headquarters, and cash acquisition-related expenses. Free cash flow margins represent free cash flow divided by revenue. Non-GAAP cost of revenue represents cost of revenue calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP R&D expenses represent R&D expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP S&M expenses represent S&M expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP G&A expenses represent G&A expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP operating expenses represent operating expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Acquisition-related expenses include transaction costs and retention payments that would not otherwise have been incurred by us in the normal course of our business. Non-GAAP financial expense represents financial expense calculated in accordance with GAAP as adjusted for unrealized gains of equity investments, amortization of debt discount and debt issuance costs and non-operating foreign exchange expenses. Non-GAAP tax expense represents tax expense calculated in accordance with GAAP as adjusted for provisions for income tax effects related to non-GAAP adjustments.
The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. The Company uses these non-GAAP financial measures for financial and operational decision making and as a means to evaluate period-to-period comparisons. The Company believes that these measures provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making.
For more information on the non-GAAP financial measures, please see the reconciliation tables provided below. The accompanying tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures. The Company is unable to provide reconciliations of free cash flow, free cash flow margin, free cash flow margin, excluding acquisition-related costs and the impact of our repurchase program, free cash flow, as adjusted, bookings, cumulative cohort bookings, non-GAAP gross margin, non-GAAP operating expenses, non-GAAP operating expenses as a percentage of revenue, and non-GAAP tax expense to their most directly comparable GAAP financial measures on a forward-looking basis without unreasonable effort because items that impact those GAAP financial measures are out of the Company's control and/or cannot be reasonably predicted. Such information may have a significant, and potentially unpredictable, impact on our future financial results.
Wix also uses Creative Subscriptions Annualized Recurring Revenue (ARR) as a key operating metric. Creative Subscriptions ARR is calculated as Creative Subscriptions Monthly Recurring Revenue (MRR) multiplied by 12. Creative Subscriptions MRR is calculated as the total of (i) the total monthly revenue of all Creative Subscriptions (including Base44) in effect on the last day of the period, other than domain registrations; (ii) the average revenue per month from domain registrations multiplied by all registered domains in effect on the last day of the period; and (iii) monthly revenue from other partnership agreements including enterprise partners, in effect in the last month of the period. Business Solutions Annualized Recurring Revenue (ARR) is calculated as Business Solutions Monthly Recurring Revenue (MRR) multiplied by 12. Business Solutions MRR is calculated as the total monthly value of Business Solutions subscriptions in effect on the last day of the period. Business Solutions subscriptions include, but are not limited to, subscriptions such as Google Workspace, Email Marketing, and recurring paid ads.

Forward-Looking Statements
This document contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance, including, but not limited to revenue, bookings and free cash flow, and may be identified by words like “anticipate,” “assume,” “believe,” “aim,” “forecast,” “indication,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “subject,” “project,” “outlook,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this document, including the quarterly and annual guidance, are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include, among others, our expectation that we will be able to attract and retain registered users and partners to our various offerings, and generate new paid subscriptions, in particular as we continuously adjust our marketing strategy and as the macro-economic environment continues to be turbulent; our expectation that we will be able to increase the average revenue we derive per paid subscription, including through our partners; our expectation that new products and developments (such as Wix Harmony), as well as third-party products we will offer in the future within our platform, will receive customer acceptance and satisfaction, including the growth in market adoption of our online commerce solutions and our Wix Studio product, as well as our vibe coding product and Base44 offering; our expectations regarding our ability to develop relevant and required products using artificial intelligence (“AI”), the regulatory environment impacting AI and AI-related activities including cybersecurity, including privacy and intellectual property, and potential competitive impacts from AI tools, and other risks associated with AI technologies; our assumption that historical user behavior can be extrapolated to predict future user behavior, in particular during turbulent macro-economic environments; our prediction of the future revenues and/or bookings generated by our user cohorts and our ability to maintain and increase such revenue growth, as well as our ability to generate and maintain elevated levels of free cash flow and profitability; our expectation to maintain and enhance our brand and reputation; our expectation that we will effectively execute our initiatives to improve our user support function through our Customer Care team, and continue attracting registered users and partners, and increase user retention, user engagement and sales; our ability to successfully localize our products, including by making our product, support and communication channels available in additional languages and to expand our payment infrastructure to transact in additional local currencies and accept additional payment methods; our expectation regarding the impact of fluctuations in foreign currency exchange rates, interest rates, potential illiquidity of banking systems, and other recessionary trends on our business; our expectations relating to the repurchase of our ordinary shares and/or convertible notes pursuant to our repurchase program, or as required; our expectation that we will comply with the restrictions under our Credit Agreement; our expectation that we will effectively manage our infrastructure; our expectation to comply with AI, cybersecurity, privacy, and data protection laws and regulations as well as contractual privacy and data protection obligations; our expectation that we will efficiently and successfully manage cybersecurity risks and incidents; our expectations regarding the outcome of any regulatory investigation or litigation, including class actions; our expectations regarding future changes in our cost of revenues and our operating expenses on an absolute basis and as a percentage of our revenues, including as a result of elevated costs related to AI, as well as our ability to achieve and maintain profitability; our expectation with respect to future sales of our ordinary shares by directors, officers or large shareholders; our expectations regarding changes in the global, national, regional or local economic, business, competitive, market, and regulatory landscape, including as a result of the war and hostilities between Israel and Hamas, Hezbollah, Iran and the Houti movement in Yemen and/or the Ukraine-Russia war and any escalations thereof and potential for wider regional instability and conflict; our planned level of capital expenditures and our belief that our existing cash and cash from operations will be sufficient to fund our operations for at least the next 12 months and for the foreseeable future; our expectations with respect to the integration and performance of acquisitions; our ability to attract and retain qualified employees and key personnel; and our expectations about entering into new markets and attracting new customer demographics, including our ability to successfully attract new partners, large enterprise-level users and to grow our activities, including through the adoption of our Wix Studio product, with these customer types as anticipated other factors discussed under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2024 filed with the Securities and Exchange Commission on March 21, 2025. The preceding list is not intended to be an exhaustive list of all of our forward-looking statements.

Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

Wix.com Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS - GAAP
(In thousands, except loss per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
Revenues
Creative Subscriptions	$370,421	$329,732	$1,409,727	$1,264,975
Business Solutions	153,848	130,723	583,317	495,675
	524,269	460,455	1,993,044	1,760,650

Cost of Revenues
Creative Subscriptions	67,989	52,671	237,288	213,422
Business Solutions	103,304	90,965	399,065	351,213
	171,293	143,636	636,353	564,635

Gross Profit	352,976	316,819	1,356,691	1,196,015

Operating expenses:
Research and development	211,244	127,186	645,501	495,281
Selling and marketing	152,134	106,629	514,280	425,457
General and administrative	62,186	46,984	195,158	175,136
Total operating expenses	425,564	280,799	1,354,939	1,095,874
Operating income (loss)	(72,588)	36,020	1,752	100,141
Financial income (expenses), net	12,604	16,355	(5,015)	51,820
Other income (expenses), net	29	(94)	4,352	(36)
Income (loss) before taxes on income	(59,955)	52,281	1,089	151,925
Income tax expenses (benefit)	(21,211)	4,257	(51,047)	13,603
Loss from equity method investment	1,490	—	1,490	—
Net income (loss)	$(40,234)	$48,024	$50,646	$138,322

Basic net income (loss) per share	$(0.73)	$0.86	$0.91	$2.49
Basic weighted-average shares used to compute net income (loss) per share	54,944,944	55,786,201	55,550,762	55,579,368

Diluted net income (loss) per share	$(0.73)	$0.80	$0.88	$2.36
Diluted weighted-average shares used to compute net income (loss) per share	54,944,944	60,648,791	57,716,592	59,953,371

Wix.com Ltd.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	Period ended
	December 31,	December 31,
	2025	2024
Assets	(unaudited)	(audited)
Current Assets:
Cash and cash equivalents	$311,356	$660,939
Restricted cash	5,520	—
Short-term deposits	385,280	106,844
Restricted deposits	222	773
Marketable securities	483,859	338,593
Trade receivables	41,525	44,674
Prepaid expenses and other current assets	96,252	128,577
Total current assets	1,324,014	1,280,400

Long-Term Assets:
Prepaid expenses and other long-term assets	33,847	27,021
Property and equipment, net	114,419	128,155
Equity method investment	4,851	—
Deferred tax asset	94,549	—
Marketable securities	474,198	6,135
Intangible assets, net	31,810	22,141
Goodwill	135,021	49,329
Operating lease right-of-use assets	398,265	399,861
Total long-term assets	$1,286,960	$632,642

Total assets	$2,610,974	$1,913,042

Liabilities and Shareholders' Deficiency
Current Liabilities:
Trade payables	$74,811	$47,077
Employees and payroll accruals	110,526	143,131
Deferred revenues	737,346	661,171
Current portion of convertible notes, net	—	572,880
Accrued expenses and other current liabilities	146,716	63,246
Operating lease liabilities	43,262	27,907
Total current liabilities	1,112,661	1,515,412
Long Term Liabilities:
Deferred revenues	116,991	89,271
Deferred tax liability	3,923	1,965
Convertible notes, net	1,125,769	—
Other long-term liabilities	200,054	16,021
Operating lease liabilities	417,578	369,159
Total long-term liabilities	1,864,315	476,416

Total liabilities	2,976,976	1,991,828

Shareholders' Deficiency
Ordinary shares	104	107
Additional paid-in capital	2,067,407	1,840,574
Treasury shares	(1,600,156)	(1,025,167)
Accumulated other comprehensive loss	17,539	7,242
Accumulated deficit	(850,896)	(901,542)
Total shareholders' deficiency	(366,002)	(78,786)

Total liabilities and shareholders' deficiency	$2,610,974	$1,913,042

Wix.com Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
OPERATING ACTIVITIES:
Net income (loss)	$(40,234)	$48,024	$50,646	$138,322
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	6,065	6,278	24,491	25,246
Amortization	2,885	1,460	6,962	5,869
Share based compensation expenses	58,111	61,801	237,376	240,721
Amortization of debt discount and debt issuance costs	1,283	793	3,831	3,166
Changes in accrued interest and exchange rate on short term and long term deposits	294	(635)	(308)	852
Amortization of premium and discount and accrued interest on marketable securities, net	(14,741)	(7,007)	(41,243)	(13,381)
Loss from equity method investment	1,490	—	1,490	—
Remeasurement gain on marketable equity securities and investments in privately held companies	(68)	—	(110)	(2,536)
Changes in deferred income taxes, net	(24,829)	(7)	(91,742)	(5,196)
Changes in operating lease right-of-use assets	5,476	4,351	19,921	24,246
Changes in operating lease liabilities	9,414	(2,821)	45,449	(33,086)
Loss (gain) on foreign exchange, net	(511)	2,471	(18,225)	3,906
Decrease in trade receivables	13,163	5,550	3,219	12,720
Decrease (increase) in prepaid expenses and other current and long-term assets	3,478	(66,205)	39,004	(79,484)
Increase in trade payables	41,974	16,403	26,962	11,967
Increase (decrease) in employees and payroll accruals	(1,542)	67,531	(32,955)	86,550
Increase in short term and long term deferred revenues	14,985	1,609	103,874	74,450
Increase (decrease) in accrued expenses and other current liabilities	81,640	(5,860)	204,216	3,083
Net cash provided by operating activities	158,333	133,736	582,858	497,415
INVESTING ACTIVITIES:
Proceeds from short-term deposits and restricted deposits	10,046	97,051	188,475	276,697
Investment in short-term deposits and restricted deposits	(10,027)	(25,540)	(467,837)	(170,332)
Investment in available-for-sale marketable debt securities	(639,888)	—	(639,888)	—
Proceeds from available-for-sale marketable debt securities	9,111	15,000	68,921	125,176
Investment in trading marketable debt securities	—	—	(278,038)	(267,209)
Proceed from trading marketable debt securities	—	—	277,249	—
Purchase of property and equipment and lease prepayment	(2,515)	(1,562)	(8,553)	(17,813)
Capitalization of internal use of software	(249)	(401)	(1,348)	(1,523)
Proceeds from (investment in) other assets	—	—	(10,458)	550
Proceeds from sale of equity securities	—	—	—	22,148
Payment for Businesses acquired, net of acquired cash	(5,335)	—	(23,880)	—
Proceed from realization of investments in privately held companies	—	—	417	—
Purchases of investments in privately held companies	(2,150)	(1,000)	(7,208)	(3,160)
Net cash provided by (used in) investing activities	(641,007)	83,548	(902,148)	(35,466)
FINANCING ACTIVITIES:
Proceeds from exercise of options and ESPP shares	200	6,692	54,818	59,576
Purchase of treasury stock	(99,999)	—	(574,999)	(466,302)
Proceeds from issuance of convertible senior notes	—	—	1,150,000	—
Repayment of convertible notes	—	—	(575,000)	—
Payments of debt issuance costs	(8)	—	(25,942)	—
Purchase of capped call	—	—	(71,875)	—
Net cash provided by (used in) financing activities	(99,807)	6,692	(42,998)	(406,726)
Effect of exchange rates on cash, cash equivalent and restricted cash	511	(2,471)	18,225	(3,906)
INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(581,970)	221,505	(344,063)	51,317
CASH, CASH EQUIVALENTS AND RESTRICTED CASH—Beginning of period	898,846	439,434	660,939	609,622
CASH, CASH EQUIVALENTS AND RESTRICTED CASH—End of period	$316,876	$660,939	$316,876	$660,939

Wix.com Ltd.
KEY PERFORMANCE METRICS
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
Creative Subscriptions	$370,421	$329,732	$1,409,727	$1,264,975
Business Solutions	153,848	130,723	583,317	495,675
Total Revenues	$524,269	$460,455	$1,993,044	$1,760,650

Creative Subscriptions	$375,841	$325,203	$1,476,531	$1,315,445
Business Solutions	158,676	139,389	593,358	514,607
Total Bookings	$534,517	$464,592	$2,069,889	$1,830,052

Free Cash Flow	$155,569	$131,773	$572,957	$478,079

Free Cash Flow excluding HQ build out and acquisition costs	$155,569	$131,773	$605,085	$488,404

Total consolidated ARR	$1,836,426	$1,607,277	$1,836,426	$1,607,277

Wix.com Ltd.
RECONCILIATION OF REVENUES TO BOOKINGS
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
Revenues	$524,269	$460,455	$1,993,044	$1,760,650
Change in deferred revenues	14,985	1,609	103,895	74,450
Change in unbilled contractual obligations	(4,737)	2,528	(27,050)	(5,048)
Bookings	$534,517	$464,592	$2,069,889	$1,830,052

Y/Y growth	15%		13%

	Three Months Ended		Year Ended
	December 31,		December 31,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
Creative Subscriptions Revenues	$370,421	$329,732	$1,409,727	$1,264,975
Change in deferred revenues	10,157	(7,057)	93,854	55,518
Change in unbilled contractual obligations	(4,737)	2,528	(27,050)	(5,048)
Creative Subscriptions Bookings	$375,841	$325,203	$1,476,531	$1,315,445

Y/Y growth	16%		12%

	Three Months Ended		Year Ended
	December 31,		December 31,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
Business Solutions Revenues	$153,848	$130,723	$583,317	$495,675
Change in deferred revenues	4,828	8,666	10,041	18,932
Business Solutions Bookings	$158,676	$139,389	$593,358	$514,607

Y/Y growth	14%		15%

Wix.com Ltd.
RECONCILIATION OF TOTAL CONSOLIDATED ARR
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
Creative subscription ARR	$1,524,025	$1,343,071	$1,524,025	$1,343,071
Business solution ARR	312,401	264,206	312,401	264,206
Total consolidated ARR	$1,836,426	$1,607,277	$1,836,426	$1,607,277

Y/Y growth	14%

Wix.com Ltd.
RECONCILIATION OF COHORT BOOKINGS
(In millions)

	Year Ended
	December 31,
	2025	2024
	(unaudited)
Q1 Cohort revenues	$44	$45
Q1 Change in deferred revenues	21	16
Q1 Cohort Bookings	$65	$61

Wix.com Ltd.
RECONCILIATION OF REVENUES AND BOOKINGS EXCLUDING FX IMPACT
(In thousands)

	Three Months Ended
	December 31,
	2025	2024
	(unaudited)
Revenues	$524,269	$460,455
FX impact on Q4/25 using Y/Y rates	(5,800)	—
Revenues excluding FX impact	$518,469	$460,455

Y/Y growth	13%

	Three Months Ended
	December 31,
	2025	2024
	(unaudited)
Bookings	$534,517	$464,592
FX impact on Q4/25 using Y/Y rates	(10,100)	—
Bookings excluding FX impact	$524,417	$464,592

Y/Y growth	13%

Wix.com Ltd.
TOTAL ADJUSTMENTS GAAP TO NON-GAAP
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2025	2024	2025	2024
(1) Share based compensation expenses:	(unaudited)		(unaudited)
Cost of revenues	$3,584	$3,466	$13,915	$14,146
Research and development	31,681	32,320	127,503	126,462
Selling and marketing	9,300	9,625	36,971	38,755
General and administrative	13,546	16,390	58,987	61,358
Total share based compensation expenses	58,111	61,801	237,376	240,721
(2) Amortization	2,923	1,834	7,009	6,243
(3) Acquisition related expenses	90,044	0	131,563	6
(4) Amortization of debt discount and debt issuance costs	1,283	793	3,831	3,166
(5) Sales tax accrual and other G&A expenses	2,694	881	3,400	1,464
(6) Unrealized gain on equity and other investments	(1,118)	—	(1,090)	(2,536)
(7) Non-operating foreign exchange expenses (income)	(4,129)	3,767	7,154	(4,703)
(8) Provision for income tax effects related to non-GAAP adjustments	257	—	257	583
(9) Loss from equity method investment	1,490	—	1,490	—
Total adjustments of GAAP to Non GAAP	$151,555	$69,076	$390,990	$244,944

Wix.com Ltd.
RECONCILIATION OF GAAP TO NON-GAAP GROSS PROFIT
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
Gross Profit	$352,976	$316,819	$1,356,691	$1,196,015
Share based compensation expenses	3,584	3,466	13,915	14,146
Acquisition related expenses	22	—	205	—
Amortization	2,170	667	4,420	2,669
Non GAAP Gross Profit	$358,752	$320,952	$1,375,231	$1,212,830

Non GAAP Gross margin	68%	70%	69%	69%

	Three Months Ended		Year Ended
	December 31,		December 31,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
Gross Profit - Creative Subscriptions	$302,432	$277,061	$1,172,439	$1,051,553
Share based compensation expenses	2,532	2,482	9,835	10,232
Acquisition related expenses	22	—	205	—
Amortization	1,553	—	1,553	—
Non GAAP Gross Profit - Creative Subscriptions	$306,539	$279,543	$1,184,032	$1,061,785

Non GAAP Gross margin - Creative Subscriptions	83%	85%	84%	84%

	Three Months Ended		Year Ended
	December 31,		December 31,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
Gross Profit - Business Solutions	$50,544	$39,758	$184,252	$144,462
Share based compensation expenses	1,052	984	4,080	3,914
Amortization	617	667	2,867	2,669
Non GAAP Gross Profit - Business Solutions	$52,213	$41,409	$191,199	$151,045

Non GAAP Gross margin - Business Solutions	34%	32%	33%	30%

Wix.com Ltd.
RECONCILIATION OF OPERATING INCOME (LOSS) TO NON-GAAP OPERATING INCOME
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
Operating income (loss)	$(72,588)	$36,020	$1,752	$100,141
Adjustments:
Share based compensation expenses	58,111	61,801	237,376	240,721
Amortization	2,923	1,834	7,009	6,243
Sales tax accrual and other G&A expenses	2,694	881	3,400	1,464
Acquisition related expenses	90,044	—	131,563	6
Total adjustments	153,772	64,516	379,348	248,434

Non GAAP operating income	$81,184	$100,536	$381,100	$348,575

Non GAAP operating margin	15%	22%	19%	20%

Wix.com Ltd.
RECONCILIATION OF NET INCOME (LOSS) TO NON-GAAP NET INCOME AND NON-GAAP NET INCOME PER SHARE
(In thousands, except per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
Net income (loss)	$(40,234)	$48,024	$50,646	$138,322
Share based compensation expenses and other Non GAAP adjustments	151,555	69,076	390,990	244,944
Non-GAAP net income	$111,321	$117,100	$441,636	$383,266

Basic Non GAAP net income per share	$2.03	$2.10	$7.95	$6.90
Weighted average shares used in computing basic Non GAAP net income per share	54,944,944	55,786,201	55,550,762	55,579,368

Diluted Non GAAP net income per share	$1.81	$1.93	$7.32	$6.39
Weighted average shares used in computing diluted Non GAAP net income per share	61,612,590	60,648,791	60,313,538	59,953,371

Wix.com Ltd.
RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES TO FREE CASH FLOW
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
Net cash provided by operating activities	$158,333	$133,736	$582,858	$497,415
Capital expenditures, net	(2,764)	(1,963)	(9,901)	(19,336)
Free Cash Flow	$155,569	$131,773	$572,957	$478,079

Cash paid for acquisition-related costs	—	—	32,128	—
Capex related to HQ build out	—	—	—	10,325
Free Cash Flow excluding HQ build out and acquisition costs	$155,569	$131,773	$605,085	$488,404